UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 19, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

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MARKET RELEASE
NOT FOR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN, OR IN ANY OTHER
JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW
Sibanye-Stillwater prices US$450 million senior unsecured guaranteed convertible bonds
Westonaria, 19 September 2017: Sibanye Gold Limited (“Sibanye-Stillwater” and/or the
“Group”) is pleased to announce that it has priced its offering of US$450 million senior unsecured guaranteed convertible bonds due 2023 (the “Convertible Bonds”) (the “Offering”).
The Convertible Bonds will pay a coupon of 1.875% per annum, payable semi-annually in arrear in equal instalments on 26 March and 26 September of each year. The initial conversion price is
US$1.6580, representing a 35% premium to the volume weighted average price of Sibanye-
Stillwater’s shares on the Johannesburg Stock Exchange (“JSE”) between opening of trading and pricing today, 19 September 2017.
The Convertible Bonds will be issued on 26 September 2017 (the "Issue Date") and payments in respect of the Convertible Bonds will be guaranteed by Stillwater Mining Company (“Stillwater”)
and Kroondal Operations Proprietary Limited (together, the “Guarantors”).
The conversion price will be subject to customary adjustments pursuant to the terms and conditions of the Convertible Bonds. The conversion price will be adjusted for any dividends paid.
“We are delighted that investors have supported Sibanye-Stillwater in establishing a long-term capital structure for the combined Group. This issuance marks a significant milestone for
Sibanye-Stillwater and we’re very pleased that it was multiple times oversubscribed”, Sibanye-
Stillwater CEO, Neal Froneman commented.
The proceeds will be used to refinance the bridge loan raised for the acquisition of Stillwater.
The Convertible Bonds, subject to the receipt of the requisite approval by a general meeting of the shareholders of Sibanye-Stillwater (the "Shareholder Resolutions") on or before 31 May 2018
(the “Long Stop Date”), will be convertible into new and/or existing shares (“Ordinary Shares”)
of Sibanye-Stillwater, cash or a combination thereof pursuant to the terms and conditions of the
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the
Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600

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Convertible Bonds. Absent such approval, holders of the Convertible Bonds will on conversion receive a cash amount equal to the value of the underlying Ordinary Shares.
For so long as the Shareholder Resolutions have not been approved, Sibanye-Stillwater reserves the right to redeem all but not some of the Convertible Bonds at the greater of: i) 102% of their principal value, or ii) 102% of their fair market value, in each case plus accrued interest.
The Convertible Bonds will be issued at 100% of their principal amount (i.e. US$200,000 per
Convertible Bond). Unless previously redeemed, converted or purchased and cancelled, the
Convertible Bonds will be redeemed at their principal amount on or around 26 September 2023.
Sibanye-Stillwater will have the option to redeem all but not some of the Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the terms and conditions of the Convertible Bonds at any time (i) on or after 17 October 2020, if the value of the Ordinary Shares underlying a Convertible Bond is equal to or exceeds US$260,000 for a specified period of time, or (ii) if 15% or less of the aggregate principal amount of the
Convertible Bonds remains outstanding (all as more fully described in the terms and conditions of the Convertible Bonds).
Application is expected to be made for the Convertible Bonds to be admitted to trading on the
Open market (Freiverkehr) segment of the Frankfurt Stock Exchange as soon as reasonably practicable but no later than 90 days after the Issue Date.
Investor relations contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
IMPORTANT NOTICE
The information contained in this announcement is for background purposes only and does not purport to be full or complete.
The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
This announcement does not constitute or form part of an offer to sell securities or the solicitation of any offer to subscribe for or otherwise buy any securities to or from any person in the United States, Australia, Canada, South Africa or Japan or in any other jurisdiction to whom or in which offers or sales is unlawful. The securities referred to in this announcement have not been and will not be registered under the Securities Act and may not be offered or sold in the
United States or to, or for the account or benefit of U.S. persons, unless registered under the
Securities Act or pursuant to an exemption from, or a transaction not subject to, the registration

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requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the
account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or
Japan. There will be no public offer of the securities in the United States, Australia, Canada,
South Africa or Japan.
The offering of the Convertible Bonds is addressed to, and directed in member states of the
European Economic Area (the “EEA”) which have implemented the Prospectus Directive (the
"Prospectus Directive") at, persons who are "qualified investors" within the meaning of Article
2(1)(e) of the Prospectus Directive (directive 2003/71/EC, as amended) ("qualified investors"). In addition, in the United Kingdom, the offering of the Convertible Bonds is directed only at qualified investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order
2005, as amended (the "Order") or (ii) qualified investors falling within Article 49(2)(a) to (d) of the Order, or (iii) to whom it may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons in the United Kingdom or qualified investors elsewhere in the EEA as the case may be. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons or qualified investors as the case may be.
This announcement does not, nor is it intended to, constitute an "offer to the public" (as that term is defined in the South African Companies Act) and does not, nor is it intended to, constitute a prospectus prepared and registered under the South African Companies Act.
Convertible Bonds will not be offered for subscription or sale in South Africa.
The Ordinary Shares to be issued or transferred and delivered upon conversion of the
Convertible Bonds are intended to be listed on the JSE Limited (the "JSE"). At the time of delivery and listing of those shares, Sibanye-Stillwater will be subject to on-going continuing obligations in accordance with the JSE listings requirements. No assurance can be given that Sibanye-
Stillwater will be in compliance with the JSE listings requirements at the time of issue or, transfer and delivery of the relevant Ordinary Shares upon conversion of the Convertible Bonds and, accordingly, that the JSE will or will continue to grant approval for the listing of such Ordinary
Shares.
Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Persons considering making such investments should consult an authorised person specialising in advising on such investments. This announcement does not constitute a recommendation concerning the Convertible Bonds. The value of the Convertible Bonds can decrease as well as increase. Potential investors should consult a professional adviser as to the suitability of the Convertible Bonds for the person concerned.
Each of the managers is authorised and supervised by the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority. Each of the managers is acting exclusively for Sibanye-Stillwater and no one else in connection with the offering of the
Convertible Bonds and will not be responsible to any other person for providing the protections afforded to clients of such managers, respectively, or for providing advice in relation to the

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offering of the Convertible Bonds or any other transaction, matter or arrangement referred to in this announcement.
Each of Sibanye-Stillwater, the Guarantors and the managers and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.
In connection with the offering of the Convertible Bonds, the managers and any of their respective affiliates, acting as investors for their own accounts, may subscribe for or purchase securities and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such securities and any other securities of Sibanye-Stillwater or any Guarantor or related investments in connection with the Convertible Bonds, Sibanye-Stillwater, the
Guarantors or otherwise. Accordingly, references to the securities being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the managers and any of their respective affiliates acting as investors for their own accounts. None of the managers intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.
None of the managers or any of their respective directors, officers, employees, affiliates, advisers or agents accepts any responsibility, duty or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to Sibanye-Stillwater, the Guarantors, their respective subsidiaries or associated companies or any securities referred to herein, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.
For the avoidance of doubt, none of Sibanye-Stillwater, the Guarantors or the managers make any representation or warranty that they intend to accept or be bound to any of the terms herein nor shall Sibanye-Stillwater, the Guarantors or the managers be obliged to enter into any further discussions or negotiations pursuant thereto but shall be entitled in their absolute discretion to act in any way that they see fit in connection with the proposed transaction. This is not an offer to sell, nor a solicitation of an offer to buy any securities, and any discussions, negotiations or other communications that may be entered into, whether in connection with the terms set out herein or otherwise, shall be conducted subject to contract.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 19, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer